Exhibit 99.1
UNITED UTILITIES PLC
DIRECTORS’ AND PDMR’S SHAREHOLDINGS
13 FEBRUARY 2007
Performance Share Plan
Under the rules of the performance share plan, the awards are subject to uplift for notional dividends made or paid during the performance period. Accordingly, the dividend shares shown below have been notionally added to and form part of the award in respect of the interim dividend of 14.63 pence per share paid on 12 February 2007. The figures reflect the maximum number of shares over which the option might be exercised. The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period. The awards are issued for nil consideration and may be exercised at nil cost to the participant.
Awarded 8 September 2006 — Performance period 1 April 2006 to 31 March 2009

		Added at
		date of
Name of director/senior	No. of	award for	Added for
manager discharging	Ordinary	dividend	dividend
managerial	shares	paid 25 Aug	paid 12 Feb
responsibilities	awarded	2006	2007	Balance

Philip Green	82,249	3,617	1,623	87,489
Tim Weller	47,338	2,082	934	50,354
Charlie Cornish	40,237	1,769	793	42,799
Tom Drury	37,787	1,662	745	40,194
Linda Booth	19,944	877	393	21,214
Gaynor Kenyon	11,539	507	227	12,273
Tim Rayner	19,106	840	377	20,323
Philip Green — Retention Award — 16 January 2007
As part of the terms of Philip Green’s recruitment, the company established a matched share incentive scheme for him as sole participant by which the company undertook to match an investment of 100,000 shares made by Mr Green himself upon his appointment provided he remains with the group until 12 February 2011. The award is subject to a dividend enhancement mechanism by which further shares are notionally added to the award on each intervening dividend payment date.

No of shares
Original award 16 January 2007	100,000
Added at award date re dividend paid 25 August 2006	4,398
Dividend shares added re dividend paid 12 February 2007	1,973
Balance carried forward	106,371

Share Incentive Plan
Notification has been received today that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 12 February 2007, as dividend reinvestment in accordance with the rules of the Company’s Inland Revenue approved share incentive plan (“the SIP”). The shares were purchased at a price of 776.865p per share.

No. of Shares
Director	purchased

Philip Green	9
Tim Rayner	27
Linda Booth	16
Further information can be obtained from Paul Davies, Assistant Company Secretary 44 1 925 237051.
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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.